SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MaxLinear, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

57776J100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 57776J100		Schedule 13G/A

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Battery Ventures VII, L.P. (“BV7”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* PN

CUSIP No. 57776J100		Schedule 13G/A

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Battery Partners VII, LLC (“BPVII LLC”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* OO

CUSIP No. 57776J100		Schedule 13G/A

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Battery Investment Partners VII, LLC (“BIP7”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* OO

CUSIP No. 57776J100		Schedule 13G/A

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Richard D. Frisbie (“Frisbie”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* IN

CUSIP No. 57776J100		Schedule 13G/A

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Thomas J. Crotty (“Crotty”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* IN

CUSIP No. 57776J100		Schedule 13G/A

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Kenneth P. Lawler (“Lawler”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* IN

CUSIP No. 57776J100		Schedule 13G/A

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): Scott R. Tobin (“Tobin”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* IN

CUSIP No. 57776J100		Schedule 13G/A

1	Name of Reporting Person: I.R.S. Identification No. of Above Person (Entities Only): R. David Tabors (“Tabors”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* IN

CUSIP No. 57776J100	Schedule 13G/A

Item 1 (a).	Name of Issuer: MaxLinear, Inc.
Item 1 (b).	Address of Issuer’s Principal Executive Offices: 2051 Palomar Airport Road, Suite 100 Carlsbad, California 92011

Item 2 (a).

Name of Person Filing:
Battery Ventures VII, L.P. (“BV7”), Battery Partners VII, LLC (“BPVII LLC”), Battery Investment Partners VII, LLC (“BIP7”),  Richard D. Frisbie (“Frisbie”), Thomas J. Crotty (“Crotty”), Kenneth P. Lawler (“Lawler”), Scott R. Tobin (“Tobin”), and R. David Tabors (“Tabors”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Frisbie, Crotty, Lawler, Tobin, and Tabors are the sole managing members of BPVII LLC, the sole general partner of BV7.  BIP7 invests alongside BV7 in all investments made by BV7.  BPVII LLC is the sole managing member of BIP7.

Item 2 (b).	Address of Principal Business Office or, if none, Residence: Battery Ventures 930 Winter Street, Suite 2500 Waltham, MA 02451
Item 2 (c).

Citizenship:
Frisbie, Crotty, Lawler, Tobin, and Tabors are United States citizens.  BV7 is a limited partnership organized under the laws of the State of Delaware.  BPVII LLC and BIP7 are limited liability companies organized under the laws of the State of Delaware.

Item 2 (d).	Title of Class of Securities: Class A Common Stock, $0.0001 par value per share.
Item 2 (e).	CUSIP Number: 57776J100

Item 3.	Not Applicable

CUSIP No. 57776J100	Schedule 13G/A

Item 4.	Ownership
The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2011:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreement of BV7 and the limited liability company agreement of BIP7, the general and limited partners and managing member and members of each such entity, respectively, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, respectively.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 57776J100	Schedule 13G/A

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

BATTERY VENTURES VII, L.P.

By: Battery Partners VII, LLC

By: *
Managing Member

BATTERY PARTNERS VII, LLC

By: *
Managing Member

BATTERY INVESTMENT PARTNERS VII, LLC

By: Battery Partners VII, LLC

By: *
Managing Member

RICHARD D. FRISBIE

By: *
Richard D. Frisbie

THOMAS J. CROTTY

By: *
Thomas J. Crotty

CUSIP No. 57776J100	Schedule 13G/A

KENNETH P. LAWLER

		By:	*
Kenneth P. Lawler

R. DAVID TABORS

		By:	*
R. David Tabors

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

CUSIP No. 57776J100	Schedule 13G/A

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of MaxLinear, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 14, 2012

BATTERY VENTURES VII, L.P.

By: Battery Partners VII, LLC

By: *
Managing Member

BATTERY PARTNERS VII, LLC

By: *
Managing Member

BATTERY INVESTMENT PARTNERS VII, LLC

By: Battery Partners VII, LLC

By: *
Managing Member

RICHARD D. FRISBIE

By: *
Richard D. Frisbie

THOMAS J. CROTTY

By: *
Thomas J. Crotty

CUSIP No. 57776J100	Schedule 13G/A

KENNETH P. LAWLER

		By:	*
Kenneth P. Lawler

R. DAVID TABORS

		By:	*
R. David Tabors

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.